UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary Shares, par value 20 Russian Rubles per Ordinary Share, and American
Depositary Shares, each representing one-fourth of one Ordinary Share

(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)

(CUSIP Number)

Franck Riboud
Danone
17, Boulevard Haussmann
75009 Paris, France
Tel: +33 1 4435 2020

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (See Item 5) (1)
14		TYPE OF REPORTING PERSON CO

1 Based on 41,360,522 Ordinary Shares outstanding as of March 31, 2010 according to the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 7, 2010.

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (See Item 5) (1)
14		TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment No. 8”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 18, 2001 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003, Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 21, 2003, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 21, 2004, Amendment No. 4 thereto filed with the Securities and Exchange Commission on October 18, 2005, Amendment No. 5 thereto filed with the Securities and Exchange Commission on November 13, 2006, Amendment No. 6 thereto filed with the Securities and Exchange Commission on June 28, 2007 and Amendment No. 7 thereto filed with the Securities and Exchange Commission on June 18, 2010 (such Statements as so amended, being the “Schedule 13D”).  This Amendment No. 8 is filed with respect to the ordinary shares, par value 20 Russian Rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 10928, Russian Federation.  The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which four American Depositary Shares of the Issuer (the “American Depositary Shares” or “ADSs”) represent one Ordinary Share.  Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Information in the Schedule 13D remains in effect except to the extent it is amended by the information contained in this Amendment No. 8.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the final two sentences thereof and adding the following at the end thereof:

On August 11, 2010, Compagnie Gervais Danone SA (“CGD”) entered into a Sale and Purchase Agreement (the “SPA”) with Limited Liability Company “Wimm-Bill-Dann Finance” (“WBD Finance”), pursuant to which CGD agreed to sell or procure the sale of, and WBD Finance agreed to procure the purchase by Dicastor Holdings Limited (the “Purchaser”) of, 3,725,000 Ordinary Shares (the “Sale Shares”) and 17,421,200 ADSs (the “Sale ADSs” and, together with the Sale Shares, the “Sale Securities”), subject to the terms and conditions of the SPA, as described in Item 6 below. The Reporting Persons do not expect to further amend the Schedule 13D with respect to the actions contemplated in the SPA, or any other potential actions in respect of the Ordinary Shares or ADSs, unless and until such disclosure is required by applicable law.

Item 5.	Interest in Securities of the Issuer.

Items (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Page 4 of 8 Pages

(a)-(b)  As of August 12, 2010, the Reporting Persons beneficially own 8,080,300 Ordinary Shares (representing 19.5% of the outstanding Ordinary Shares based on information contained in the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 7, 2010).  The Ordinary Shares are indirectly beneficially owned by Danone through its ownership of CGD.  Prior to November 2009, the Reporting Persons owned the Ordinary Shares through their direct and indirect ownership of Blanrim, which was a wholly owned subsidiary of CGD.  In November 2009, Blanrim was merged into CGD and Blanrim’s interests in the Ordinary Shares were transferred to CGD as a result of the merger.  The power to vote and dispose of the Ordinary Shares is shared between the Reporting Persons

(c)  To the knowledge of the Reporting Persons, except as described in this Amendment No. 8 none of the Reporting Persons, nor any person referred to in Exhibit I beneficially owns, or has acquired or disposed of any Ordinary Shares during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On August 11, 2010, CGD and WBD Finance entered into the SPA, pursuant to which CGD agreed to sell or procure the sale, and WBD Finance agreed to procure the purchase by the Purchaser, of the Sale Securities for an aggregate purchase price of $470,000,000.  The closing of such purchase and sale is conditional on the approval of the transaction between Danone and UHL, as described in Item 4, by each of (i) the Federal Antimonopoly Service of the Russian Federation (the “FAS Consent”) and (ii) the Antimonopoly Committee of the Ukraine (the “AMC Consent”); provided, that if the AMC Consent has not been given as of October 31, 2010, the corresponding condition will be deemed waived.  CGD may waive either or both of the closing conditions by notice to WBD Finance.  If the closing conditions have not been met or waived by December 31, 2010, then CGD or WBD Finance may terminate the SPA.  In addition, CGD may terminate the SPA if WBD Finance fails to procure that the Purchaser transfer the purchase price to the escrow cash account (as described below) by August 31, 2010, and WBD Finance may terminate the SPA if CGD fails to transfer the Sale Securities into the escrow share account and escrow ADS account by August 31, 2010.

From the date on which the purchase price is paid into the escrow cash account until the closing or the termination of the SPA (the “Period”), CGD has agreed that it will not vote or instruct the Escrow Agent (as defined below) to vote the Sale Securities other than in relation to (i) a transaction with or relating to a company or business in which it is publicly known that CGD or any of its affiliates has a significant equity interest, or the acquisition of any shares or securities or related rights in UHL or any of its subsidiaries or any company operating the business known as Unimilk or any part of such business or rights, (ii) the liquidation of the Issuer, (iii) any resolution that would result in CGD or its affiliates or representatives having to pay any amount or incur any liability, (iv) any resolution which would prevent WBD Finance or the Purchaser from carrying out its obligations under the SPA, or prevent CGD from delivering the Sale Securities as required under the SPA, (v) the issuance or distribution of securities by the Issuer (except where all shareholders have pro rata subscription rights) and (vi) in respect of any

Page 5 of 8 Pages

public tender offer made for any shares or depositary receipts of the Issuer.  In the event the SPA is terminated in accordance with its terms and the closing does not occur, WBD Finance will pay to CGD an amount that is equal to the Trading Price Decrease (as defined in the SPA) if the Trading Price Decrease arises as a result of any resolution of the shareholders passed during the Period (excluding any resolution voted upon by CGD or concerning the appointment of members of the Board of Directors of the Issuer as a result of the resignation of Mr. Jacques Vincent).

Pursuant to the SPA, the parties have agreed to enter into an escrow agreement (the “Escrow Agreement”) with J.P. Morgan Chase Bank, N.A., London Branch, (the “Escrow Agent”) under which CGD will transfer the Sale ADSs to an escrow ADR account and the Sale Shares to an escrow share account and WBD Finance will procure that the purchase price is transferred to an escrow cash account.  Under the Escrow Agreement, the Escrow Agent will, according to CGD’s instructions, remit any and all dividends or other distributions received or declared with respect to the ADSs or Ordinary Shares during the time each is kept in its respective account.  Further, during such time, the Escrow Agent will not vote or exercise other rights attaching to the Shares or ADSs except pursuant to CGD’s instructions.

The foregoing summary of the terms of the SPA is qualified in its entirety by reference to the full text of the SPA, a copy of which is included as Exhibit III to this Statement and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Exhibit I to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Exhibit I to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

1.	Directors and Officers of Danone and Compagnie Gervais Danone

2.	Joint Filing Agreement, dated as of August 12, 2010

3.	Sale and Purchase Agreement, dated August 11, 2010

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 12, 2010	DANONE

	By:	/ s / Pierre-André Terisse
Signature

	Name:	Pierre-André Terisse

	Title:	Chief Financial Officer

COMPAGNIE GERVAIS DANONE

By:	/ s / Damien Leclerc
Signature

Name:	Damien Leclerc

Title:	Deputy General Manager

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit I	Directors and Officers of Danone and Compagnie Gervais Danone
Exhibit II	Joint Filing Agreement, dated as of August 12, 2010
Exhibit III	Sale and Purchase Agreement, dated August 11, 2010

Page 8 of 8 Pages